UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Supplement to Proxy Statement for Special General Meeting of Shareholders

In its Report of Foreign Private Issuer on Form 6-K, furnished to the U.S. Securities and Exchange Commission (the “SEC”) on October 9, 2025 (the “Original Form 6-K”), REE Automotive Ltd. (the “Company”) published a notice and proxy statement (the “Proxy Statement”) for a special general meeting of shareholders, which is scheduled to take place at 12:00 p.m. Israel time (5:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel (the “Meeting”). The Proxy Statement describes in detail, among other things, the proposals to be presented to the shareholders at the Meeting and related background information, as well as logistical information related to voting procedure, date and time information for the Meeting, and the required majorities for approval of the proposals under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

The contents of this amendment to the Original Form 6-K serve as a supplement to, and to the extent applicable, modify certain information contained in the Proxy Statement (“Amendment”). The purpose of the Amendment is to provide information about the deferral of certain compensation to be paid to Mr. Daniel Barel and Mr. Ahishay Sardes under Proposals No. 2 and 3, respectively. Proposal No.1 is not modified in any manner by this Amendment. This Amendment does not contain all of the information that is relevant to the Meeting or that may be important to you. You should read carefully the entire Proxy Statement, as supplemented and modified, as applicable, by this Amendment, before voting on any of the proposals to be presented at the Meeting.

Capitalized terms that appear in this Amendment and are not defined herein have the respective meanings assigned to them in the Proxy Statement.

Supplement to Proposal No. 2 (Approve a Special Cash Bonus Award for 2024 and an Amendment to the Terms of Employment for Mr. Daniel Barel, the Company’s Co-Founder, Chief Executive Officer and a Director of the Company)

Proposal No. 2 is supplemented to add the following after the second paragraph of the Section titled “Special Cash Bonus for 2024”:

Payment Deferral

After taking into account all factors and considerations required under the Company’s Compensation Policy, as amended by Proposal One, and the Companies Law, the Board of Directors approved, and recommend that the shareholders approve, a payment deferral as follows:

Payment to Mr. Barel of the special cash bonus for the year 2024 shall be deferred until the earlier to occur of: (a) the Company receives accumulated cash proceeds exceeding $12 million at any time after the approval of Proposal No. 2 by our shareholders, or (b) the consummation of a merger, acquisition or other “Change of Control” transaction (excluding a complete liquidation or dissolution of the Company), each as determined by the Board of Directors in its discretion.

Proposal No. 2 is further supplemented to modify and restate the prior Section titled “Summary” with the following:

Summary

In their deliberations regarding the CEO’s compensation, the compensation committee and Board of Directors were advised by Pearl Meyer, the compensation consultant who prepared the peer group study referred to above. As part of its assessment, Pearl Meyer used its own survey data survey, along with the Radford Technology Compensation Survey and Towers Watson Executive Compensation Survey. It then collected market data with respect to the 25th, 50th, and 75th, percentile for each individual component of pay (i.e., base salary, target annual incentives, long-term incentives, and total cash compensation). Benchmarks were then matched to organizations of similar revenue size to REE. Market consensus compensation levels for each executive were developed using a (50%/50%) blend of the peer companies and survey data. The CEO of REE was then compared against the chief executive officer of the Peer Group Companies.

The compensation committee and Board of Directors believe that the special cash bonus for 2024 together with the proposed amended terms of employment for Mr. Barel, as described above, will allow the Company to retain, encourage and incentivize Mr. Barel, including during the Company’s current challenges, and help promote the realization of the Company’s strategic goals and objectives. In particular, the compensation committee and Board of Directors believe that the proposed equity compensation components of the proposed amended terms of employment will allow us to share with Mr. Barel, proportionately, the fruits of any increase in the Company’s ordinary share value over time, aligning with shareholder interests and incentivizing him to maximize the results of the Company’s activities and market price of its ordinary shares in the long-term, as well as to encourage and strengthen Mr. Barel’s sense of partnership and interest in the long-term success of the Company.

Additionally, the Board believes that Mr. Barel’s willingness to defer the special cash bonus for 2024 until the occurrence of either of the events described above further encourages and incentivizes Mr. Barel, including during the Company’s current challenges, and further promotes the realization of the Company’s strategic goals and objectives.

Taking into account all the data and considerations examined and described above, the compensation committee and Board have concluded that the proposed special cash bonus for 2024, the amended terms of employment, and the payment deferral (as solely concluded by the Board) for Mr. Barel are reasonable, appropriate and consistent with the best interests of the Company, and are intended to provide Mr. Barel with reasonable compensation for his services and appropriate incentives to achieve the Company’s future goals, thereby maximizing the Company’s profits and market price of its ordinary shares.

Supplement to Proposal No. 3 (Approve a Special Cash Bonus Award for 2024 and an Amendment to the Terms of Employment for Mr. Ahishay Sardes, the Company’s Co-Founder, Chief Technology Officer and a Director of the Company)

Proposal No. 3 is supplemented to add the following after the end of the Section titled “Special Cash Bonus for 2024”:

Payment Deferral

After taking into account all factors and considerations required under the Company’s Compensation Policy, as amended by Proposal One, and the Companies Law, the Board of Directors approved, and recommend that the shareholders approve, a payment deferral as follows:

Payment to Mr. Sardes of the special cash bonus for the year 2024 shall be deferred until the earlier to occur of: (a) the Company receives accumulated cash proceeds exceeding $12 million at any time after the approval of Proposal No. 3 by our shareholders, or (b) the consummation of a merger, acquisition or other “Change of Control” transaction (excluding a complete liquidation or dissolution of the Company), each as determined by the Board of Directors in its discretion.

Proposal No. 3 is further supplemented to modify and restate the prior Section titled “Summary” with the following:

Summary

In their deliberations regarding the CTO’s compensation, the compensation committee and Board of Directors were advised by Pearl Meyer, the compensation consultant who prepared the peer group study referred to above. As part of its assessment, Pearl Meyer used its own survey data survey, along with the Radford Technology Compensation Survey and Towers Watson Executive Compensation Survey. It then collected market data with respect to the 25th, 50th, and 75th, percentile for each individual component of pay (i.e., base salary, target annual incentives, long-term incentives, and total cash compensation). Benchmarks were then matched to organizations of similar revenue size to REE. Market consensus compensation levels for each executive were developed using a (50%/50%) blend of the peer companies and survey data. Our CTO’s compensation was then compared against the second highest paid individual at the Peer Group Companies.

The compensation committee and Board of Directors believe that the special cash bonus for 2024 together with the proposed amended terms of employment for Mr. Sardes, as described above, will allow the Company to retain, encourage and incentivize Mr. Sardes, including during the Company’s current challenges, and help promote the realization of the Company’s strategic goals and objectives. In particular, the compensation committee and Board of Directors believe that the proposed equity compensation components of the proposed amended terms of employment will allow us to share with Mr. Sardes, proportionately, the fruits of any increase in the Company’s ordinary share value over time, aligning with shareholder interests and incentivizing him to maximize the results of the Company’s activities and the market price of its ordinary shares in the long-term, as well as to encourage and strengthen Mr. Sardes’ sense of partnership and interest in the long-term success of the Company.

Additionally, the Board believes that Mr. Sardes’ willingness to defer the special cash bonus for 2024 until the occurrence of either of the events described above further encourages and incentivizes Mr. Sardes, including during the Company’s current challenges, and further promotes the realization of the Company’s strategic goals and objectives.

Taking into account all the data and considerations examined and described above, the compensation committee and Board have concluded that the proposed special cash bonus for 2024, the amended terms of employment, and the payment deferral (as solely concluded by the Board) for Mr. Sardes are reasonable, appropriate and consistent with the best interests of the Company, and are intended to provide Mr. Sardes with reasonable compensation for his services and appropriate incentives to achieve the Company’s future goals, thereby maximizing the Company’s profits and market price of its ordinary shares.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-261130, 333-272145, 333-278319, 333-282346, 333-287381) and its registration statement on Form F-3 (File No. 333-276757), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: November 12, 2025

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